UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

eHealth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28238P109

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,798,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,798,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,798,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		953,751
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

953,751
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

953,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		179,539
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

179,539
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

179,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		106,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

106,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		106,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

106,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		191,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

191,300
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		84,860
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

84,860
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		84,860
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

84,860
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		196,617
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

196,617
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,798,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,798,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,798,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,798,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,798,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,798,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,798,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,798,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,798,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,798,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,798,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,798,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,798,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,798,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,798,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

JAMES E. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

ERIN L. RUSSELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		767
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

767.392
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767.392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

STEVEN J. SHULMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,398
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,398
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 28238P109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of eHealth, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2625 Augustine Drive, Second Floor, Santa Clara, California 95054.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
19

CUSIP No. 28238P109

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xv)	James E. Murray, as a nominee for the Board;
(xvi)	Erin L. Russell, as a nominee for the Board; and
(xvii)	Steven J. Shulman, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard R LP, Starboard R GP, Starboard L GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. Mr. Murray’s principal business address is 4536 Biltmoore Drive, Frisco, Texas, 75034. Ms. Russell’s principal business address is 1095 Sasco Hill Road, Fairfield, Connecticut, 06824. Mr. Shulman’s principal business address is 1433 Nighthawk Pointe, Naples, Florida 34105.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Murray is serving as President and Chief Operating Officer of Magellan Health, Inc. The principal occupation of Ms. Russell is serving as a professional board member. The principal occupation of Mr. Shulman is serving as the Managing Partner at Shulman Family Ventures, Inc.

20

CUSIP No. 28238P109

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Murray and Shulman and Ms. Russell are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 953,751 Shares beneficially owned by Starboard V&O Fund is approximately $53,352,815, excluding brokerage commissions. The aggregate purchase price of the 179,539 Shares beneficially owned by Starboard S LLC is approximately $10,026,778, excluding brokerage commissions. The aggregate purchase price of the 106,440 Shares beneficially owned by Starboard C LP is approximately $5,945,526, excluding brokerage commissions. The aggregate purchase price of the 84,860 Shares beneficially owned by Starboard L Master is approximately $4,739,868, excluding brokerage commissions. The aggregate purchase price of the 196,617 Shares beneficially owned by Starboard X Master is approximately $10,987,367, excluding brokerage commissions. The aggregate purchase price of the 276,910 Shares held in the Starboard Value LP Account is approximately $15,837,924, excluding brokerage commissions.

The Shares purchased by Mr. Shulman were purchased with personal funds in the open market. The aggregate purchase price of the 16,398 Shares beneficially owned by Mr. Shulman is approximately $1,008,946, excluding brokerage commissions.

The Shares purchased by Ms. Russell were purchased with personal funds in the open market. The aggregate purchase price of the 767.392 Shares beneficially owned by Ms. Russell is approximately $50,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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On March 11, 2021, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of four highly qualified director candidates, including Peter A. Feld, James E. Murray, Erin L. Russell, and Steven J. Shulman, (collectively, the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, healthcare, finance, specialty care, mergers and acquisitions, technology, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of nominees who collectively have substantial and highly successful experience in the broader healthcare industry and collectively have decades of experience as senior executives and directors of well-performing healthcare companies.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of each of Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company, since March 2019 and NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of AECOM (NYSE: ACM) a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014 and Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

James E. Murray currently serves as President and Chief Operating Officer of Magellan Health, Inc. (NASDAQ:MGLN), a specialty healthcare management organization, since December 2019. Mr. Murray previously served as President of PrimeWest Health, a Dallas-based medical service organization, from February 2019 to December 2019 and as Chief Executive Officer of LifeCare Health Partners, a Dallas-based hospital system, from April 2017 to February 2019. Prior to that, Mr. Murray had an extensive career at Humana, Inc. (NYSE:HUM) (“Humana”), an American health insurance company, where he worked from 1989 until his retirement in March 2017. While at Humana, Mr. Murray held several executive roles including Executive Vice President and Chief Operating Officer from December 2011 until March 2017 and served as Chief Operating Officer since February 2006, Chief Operating Officer—Market and Business Segment Operations from September 2002 to February 2006, Chief Operating Officer—Service Operations from February 2001 to September 2002, Chief Operating Officer—Health Plan Division, Interim Chief Financial Officer from February 2000 to February 2001, Senior Vice President and Chief Financial Officer from November 1998 to February 2000, Chief Financial Officer from January 1997 to November 1998 and Vice President—Finance from August 1990 to January 1997. Mr. Murray holds a Bachelor’s degree in accounting from the University of Dayton and is a Certified Public Accountant.

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Erin L. Russell currently serves as a professional board member. She has served as a member of the board of directors, audit and nominating and corporate governance committees and chair of the risk and oversight and sustainability committee of Kadant Inc. (NYSE:KAI), a global supplier of engineered systems, since January 2019, and as a board member and chair of the audit committee of Tivity Health Inc. (NASDAQ: TVTY), a leading provider of healthy living, fitness and social engagement-solutions, since March 2020. She has also served as an Industry Advisor of Starboard Value Acquisition Corporation (NASDAQ: SVACU), a New York-based blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, since August 2020. Previously, she was a principal of Vestar Capital Partners, L.P. (“Vestar”), a private equity firm specializing in management buyouts, recapitalizations and growth equity investments, from August 2001 until April 2017. While at Vestar, Ms. Russell served on the boards of directors of a number of companies, including most recently as a director of DeVilbiss Healthcare LLC, a company that designs, manufactures and markets respiratory medical products, from 2012 until July 2015 and as a director and a member of the audit committee of 21st Century Oncology Inc., a provider of state-of-the-art radiation therapy and integrated cancer treatments, from 2008 until September 2016, including as the chair of the audit committee until 2014. She also served as a director of DynaVox Inc., a communications device manufacturer, from 2004 until 2014, including serving as the chair of its audit committee until its initial public offering in 2010. Ms. Russell is currently a member of the school advisory board of St. Thomas Aquinas Catholic School, where she has served since June 2018, and the advisory boards of McIntire School of Commerce and the Jefferson Scholars Foundation at the University of Virginia, where she has served since June 2016 and April 2008, respectively. Ms. Russell holds a BS in Commerce, with a concentration in Accounting, from the McIntire School of Commerce, University of Virginia and an M.B.A. from Harvard Business School.

Steven J. Shulman has served as the Managing Partner at Shulman Family Ventures, Inc. (Shulman Ventures), a healthcare private equity firm, since 2008. He previously served as a director of HealthMarkets, Inc., a competitor to eHealth and one of the largest health insurance agencies in the U.S., which was acquired in 2019 by UnitedHealth Group (NYSE: UNH). From 2008 until March 2015, he served as an Operating Partner at Water Street Healthcare Partners, LLC, a healthcare-focused private equity firm. From 2008 until December 2013, Mr. Shulman served as an Operating Partner at Tower Three Partners LLC, a private equity firm. From 2002 to 2008, Mr. Shulman served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (n/k/a Magellan Health, Inc.) (NASDAQ:MGLN), a specialty healthcare management organization, where he spearheaded its turnaround and restructuring following bankruptcy. Prior to that, from 2000 to 2002, he served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC, an early-stage healthcare services and technology venture fund that he founded. From 1997 to 1999, Mr. Shulman served as Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc., a healthcare insurer, where he managed a significant turnaround prior to its acquisition by Aetna Inc. Prior to that, Mr. Shulman served in senior executive positions at Value Health, Inc. (NYSE:VH), a specialty managed care company he founded and took public, from 1987 to 1997, including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation (NYSE:CI), a global health insurance and service company, including as President of the East Central Division, and Kaiser Permanente, an integrated managed care company, including as Director, Medical Economics. Mr. Shulman has served on the board of directors of Magellan Health, Inc., since March 2019, and has served as Chairman of the board of directors since July 2019 and Chairman of the board of directors of SOC Telemed, Inc. (NASDAQ:TLMD), the largest national provider of acute care telemedicine, since its merger with Healthcare Merger Corp. (NASDAQ:HCCO), a special purpose acquisition company, in October 2020. He also currently serves as Chairman of the board of directors CareCentrix, Inc., a post-acute managed care company, since 2008 and as Co-Chairman of Healthmap Solutions Inc., a health management company focused on progressive diseases, since February 2018. In addition, Mr. Shulman serves as a director of several other privately-held companies, including VillageMD, a national provider of primary care, since November 2015, Facet, a medical device company, since April 2013, Pager, Inc., a mobile healthcare technology company, since September 2018, Ensemble Health Partners, a leading revenue cycle management company for hospitals, since November 2019 and Progressus Therapy, an Invo HealthCare company providing school-based therapy and early intervention services, since November 2019. Previously, Mr. Shulman served as Chairman of the board of directors of Quartet Health, Inc., a healthcare technology company which connects primary care and mental health providers, from March 2014 to July 2020 and as a member of the board of directors of R1 RCM Inc. (NASDAQ:RCM), a leading provider of revenue cycle services and physician advisory services, from April 2013 to April 2018, and had served as its Chairman since April 2014, Health Management Associates, Inc. from July 2013 to February 2014, where he successfully participated in a hostile takeover and engineered its sale to Community Health Systems, Inc. (NYSE:CYH), a provider of general hospital healthcare services, for $7.6 B which closed in early 2014. He also serves on the Dean’s Council at the State University of New York at Stony Brook. Mr. Shulman holds both a Master’s degree and a Bachelor’s degree from the State University of New York at Stony Brook.

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Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding various items including the recent financing, financial and operating results, and the composition of the Issuer’s Board, among other topics.

The Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Starboard’s slate of highly-qualified director nominees at the Annual Meeting. The Reporting Persons, who are anticipated to be the participants in the proxy solicitation, strongly advise all stockholders of the Issuer to read the proxy statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons’ proxy solicitor.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,932,593 Shares outstanding, as of February 16, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2021.

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A.	Starboard V&O Fund
(a)	As of the close of business on March 19, 2021, Starboard V&O Fund beneficially owned 953,751 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 953,751
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 953,751
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on March 19, 2021, Starboard S LLC beneficially owned 179,539 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 179,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 179,539
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on March 19, 2021, Starboard C LP beneficially owned 106,440 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 106,440
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 106,440
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 106,440 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 106,440
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 106,440
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 106,440 Shares owned by Starboard C LP and (ii) 84,860 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 191,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 191,300
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on March 19, 2021, Starboard L Master beneficially owned 84,860 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 84,860
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 84,860
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 84,860 Shares owned by Starboard L Master.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 84,860
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 84,860
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on March 19, 2021, Starboard X Master beneficially owned 196,617 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 196,617
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 196,617
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares on behalf of Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on March 19, 2021, 276,910 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,798,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,798,117
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,798,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,798,117
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,798,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,798,117
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,798,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,798,117
4. Shared power to dispose or direct the disposition: 0

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(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 953,751 Shares owned by Starboard V&O Fund, (ii) 179,539 Shares owned by Starboard S LLC, (iii) 106,440 Shares owned by Starboard C LP, (iv) 84,860 Shares owned by Starboard L Master, (v) 196,617 Shares owned by Starboard X Master and (vi) 276,910 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,798,117
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,798,117

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Mr. Murray
(a)	As of the close of business on March 19, 2021, Mr. Murray did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Murray has not entered into any transactions in the Shares during the past sixty days.
O.	Ms. Russell
(a)	As of the close of business on March 19, 2021, Ms. Russell beneficially owned 767.392 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 767 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 767.392 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Russell in the past sixty days are set forth in Schedule B and are incorporated herein by reference.
P.	Mr. Schulman
(a)	As of the close of business on March 19, 2021, Mr. Schulman beneficially owned 16,398 Shares.

Percentage: Less than 1%

(b)

1. Sole power to vote or direct vote: 16,398

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 16,398

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Shulman in the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on March 19, 2021, the Reporting Persons collectively beneficially owned an aggregate of 1,815,282.392 Shares constituting approximately 7.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 22, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Starboard has signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of each of such Nominees to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominees’ election as directors of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman, dated March 22, 2021.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated January 11, 2021; Powers of Attorney for James E. Murray, Erin L. Russell and Steven J. Shulman.

31

CUSIP No. 28238P109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, James E. Murray, Erin L. Russell and Steven J. Shulman

32

CUSIP No. 28238P109

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP No. 28238P109

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	52,800	58.3584	01/29/2021
Purchase of Common Stock	52,800	58.3584	01/29/2021
Purchase of Common Stock	39,600	51.3672	01/29/2021
Purchase of Common Stock	39,600	51.3672	01/29/2021
Purchase of Common Stock	99,336	54.3378	02/04/2021
Purchase of Common Stock	99,335	54.3378	02/04/2021
Purchase of Common Stock	13,502	55.8970	02/04/2021
Purchase of Common Stock	13,502	55.8970	02/04/2021
Purchase of Common Stock	26,550	56.7989	02/05/2021
Purchase of Common Stock	26,550	56.7989	02/05/2021
Purchase of Common Stock	39,825	57.7550	02/05/2021
Purchase of Common Stock	39,825	57.7550	02/05/2021
Sale of Common Stock	(52,998)	52.2476	02/17/2021
Sale of Common Stock	(52,997)	52.2476	02/17/2021
Purchase of Forward Contract	105,995	52.3331	02/17/2021
Purchase of Common Stock	39,825	59.9904	02/26/2021
Purchase of Common Stock	39,825	59.9904	02/26/2021
Purchase of Common Stock	17,674	58.1196	03/01/2021
Purchase of Common Stock	17,673	58.1196	03/01/2021
Purchase of Common Stock	4,894	57.4978	03/02/2021
Purchase of Common Stock	4,894	57.4978	03/02/2021
Sale of Common Stock	(53,021)	52.0619	03/08/2021
Purchase of Forward Contract	53,021	52.1381	03/08/2021
Sale of Common Stock	(58,335)	54.4387	03/09/2021
Sale of Common Stock	(47,705)	54.4387	03/09/2021
Purchase of Forward Contract	106,040	54.4916	03/09/2021
Sale of Common Stock	(106,041)	54.9704	03/10/2021
Purchase of Forward Contract	106,041	55.0532	03/10/2021
Purchase of Common Stock	26,152	59.4517	03/11/2021
Purchase of Common Stock	26,152	59.4517	03/11/2021
Purchase of Common Stock	25,026	59.2285	03/11/2021
Purchase of Common Stock	25,026	59.2285	03/11/2021
Purchase of Common Stock	12,543	61.0368	03/11/2021
Purchase of Common Stock	12,542	61.0368	03/11/2021
Purchase of Common Stock	26,550	60.0964	03/11/2021
Purchase of Common Stock	26,550	60.0964	03/11/2021
Purchase of Common Stock	26,550	62.3291	03/12/2021
Purchase of Common Stock	26,550	62.3291	03/12/2021
Purchase of Common Stock	3,749	63.8184	03/16/2021
Purchase of Common Stock	3,749	63.8184	03/16/2021
Purchase of Common Stock	5,310	63.9000	03/16/2021
Purchase of Common Stock	5,310	63.9000	03/16/2021
Exercise of Forward Contract	371,097	53.7193	03/17/2021
Purchase of Common Stock	4,715	62.5997	03/17/2021
Purchase of Common Stock	4,715	62.5997	03/17/2021
Purchase of Common Stock	6,186	63.1081	03/18/2021
Purchase of Common Stock	6,186	63.1081	03/18/2021
Purchase of Common Stock	6,090	64.5423	03/19/2021
Purchase of Common Stock	6,090	64.5423	03/19/2021

CUSIP No. 28238P109

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	20,200	58.3584	01/29/2021
Purchase of Common Stock	15,150	51.3672	01/29/2021
Purchase of Common Stock	37,414	54.3378	02/04/2021
Purchase of Common Stock	5,086	55.8970	02/04/2021
Purchase of Common Stock	10,000	56.7989	02/05/2021
Purchase of Common Stock	15,000	57.7550	02/05/2021
Sale of Common Stock	(20,068)	52.2476	02/17/2021
Purchase of Forward Contract	20,068	52.3331	02/17/2021
Purchase of Common Stock	15,000	59.9904	02/26/2021
Purchase of Common Stock	6,590	58.1196	03/01/2021
Purchase of Common Stock	1,825	57.4978	03/02/2021
Sale of Common Stock	(10,018)	52.0619	03/08/2021
Purchase of Forward Contract	10,018	52.1381	03/08/2021
Sale of Common Stock	(20,037)	54.4387	03/09/2021
Purchase of Forward Contract	20,037	54.4916	03/09/2021
Sale of Common Stock	(20,037)	54.9704	03/10/2021
Purchase of Forward Contract	20,037	55.0532	03/10/2021
Purchase of Common Stock	9,751	59.4517	03/11/2021
Purchase of Common Stock	9,332	59.2285	03/11/2021
Purchase of Common Stock	4,677	61.0368	03/11/2021
Purchase of Common Stock	9,900	60.0964	03/11/2021
Purchase of Common Stock	9,900	62.3291	03/12/2021
Purchase of Common Stock	1,398	63.8184	03/16/2021
Purchase of Common Stock	1,980	63.9000	03/16/2021
Exercise of Forward Contract	70,160	53.7185	03/17/2021
Purchase of Common Stock	1,758	62.5997	03/17/2021
Purchase of Common Stock	2,307	63.1081	03/18/2021
Purchase of Common Stock	2,271	64.5423	03/19/2021

CUSIP No. 28238P109

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	12,000	58.3584	01/29/2021
Purchase of Common Stock	9,000	51.3672	01/29/2021
Purchase of Common Stock	22,075	54.3378	02/04/2021
Purchase of Common Stock	3,000	55.8970	02/04/2021
Purchase of Common Stock	5,900	56.7989	02/05/2021
Purchase of Common Stock	8,850	57.7550	02/05/2021
Sale of Common Stock	(11,868)	52.2476	02/17/2021
Purchase of Forward Contract	11,868	52.3331	02/17/2021
Purchase of Common Stock	8,850	59.9904	02/26/2021
Purchase of Common Stock	3,927	58.1196	03/01/2021
Purchase of Common Stock	1,088	57.4978	03/02/2021
Sale of Common Stock	(5,927)	52.0619	03/08/2021
Purchase of Forward Contract	5,927	52.1381	03/08/2021
Sale of Common Stock	(11,853)	54.4387	03/09/2021
Purchase of Forward Contract	11,853	54.4916	03/09/2021
Sale of Common Stock	(11,853)	54.9704	03/10/2021
Purchase of Forward Contract	11,853	55.0532	03/10/2021
Purchase of Common Stock	5,812	59.4517	03/11/2021
Purchase of Common Stock	5,561	59.2285	03/11/2021
Purchase of Common Stock	2,787	61.0368	03/11/2021
Purchase of Common Stock	5,900	60.0964	03/11/2021
Purchase of Common Stock	5,900	62.3291	03/12/2021
Purchase of Common Stock	833	63.8184	03/16/2021
Purchase of Common Stock	1,180	63.9000	03/16/2021
Exercise of Forward Contract	41,501	53.7186	03/17/2021
Purchase of Common Stock	1,048	62.5997	03/17/2021
Purchase of Common Stock	1,375	63.1081	03/18/2021
Purchase of Common Stock	1,354	64.5423	03/19/2021

CUSIP No. 28238P109

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	9,600	58.3584	01/29/2021
Purchase of Common Stock	7,200	51.3672	01/29/2021
Purchase of Common Stock	17,585	54.3378	02/04/2021
Purchase of Common Stock	2,390	55.8970	02/04/2021
Purchase of Common Stock	4,700	56.7989	02/05/2021
Purchase of Common Stock	7,050	57.7550	02/05/2021
Sale of Common Stock	(9,469)	52.2476	02/17/2021
Purchase of Forward Contract	9,469	52.3331	02/17/2021
Purchase of Common Stock	7,050	59.9904	02/26/2021
Purchase of Common Stock	3,129	58.1196	03/01/2021
Purchase of Common Stock	866	57.4978	03/02/2021
Sale of Common Stock	(4,726)	52.0619	03/08/2021
Purchase of Forward Contract	4,726	52.1381	03/08/2021
Sale of Common Stock	(9,454)	54.4387	03/09/2021
Purchase of Forward Contract	9,454	54.4916	03/09/2021
Sale of Common Stock	(9,453)	54.9704	03/10/2021
Purchase of Forward Contract	9,453	55.0532	03/10/2021
Purchase of Common Stock	4,629	59.4517	03/11/2021
Purchase of Common Stock	4,430	59.2285	03/11/2021
Purchase of Common Stock	2,220	61.0368	03/11/2021
Purchase of Common Stock	4,700	60.0964	03/11/2021
Purchase of Common Stock	4,700	62.3291	03/12/2021
Purchase of Common Stock	664	63.8184	03/16/2021
Purchase of Common Stock	940	63.9000	03/16/2021
Exercise of Forward Contract	33,102	53.7185	03/17/2021
Purchase of Common Stock	834	62.5997	03/17/2021
Purchase of Common Stock	1,095	63.1081	03/18/2021
Purchase of Common Stock	1,078	64.5423	03/19/2021

CUSIP No. 28238P109

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	21,800	58.3584	01/29/2021
Purchase of Common Stock	16,350	51.3672	01/29/2021
Purchase of Common Stock	40,782	54.3378	02/04/2021
Purchase of Common Stock	5,543	55.8970	02/04/2021
Purchase of Common Stock	10,900	56.7989	02/05/2021
Purchase of Common Stock	16,350	57.7550	02/05/2021
Sale of Common Stock	(21,800)	52.2476	02/17/2021
Purchase of Forward Contract	21,800	52.3331	02/17/2021
Purchase of Common Stock	16,350	59.9904	02/26/2021
Purchase of Common Stock	7,322	58.1196	03/01/2021
Purchase of Common Stock	2,028	57.4978	03/02/2021
Sale of Common Stock	(10,908)	52.0619	03/08/2021
Purchase of Forward Contract	10,908	52.1381	03/08/2021
Sale of Common Stock	(21,816)	54.4387	03/09/2021
Purchase of Forward Contract	21,816	54.4916	03/09/2021
Sale of Common Stock	(21,816)	54.9704	03/10/2021
Purchase of Forward Contract	21,816	55.0532	03/10/2021
Purchase of Common Stock	10,835	59.4517	03/11/2021
Purchase of Common Stock	10,368	59.2285	03/11/2021
Purchase of Common Stock	5,197	61.0368	03/11/2021
Purchase of Common Stock	11,000	60.0964	03/11/2021
Purchase of Common Stock	11,000	62.3291	03/12/2021
Purchase of Common Stock	1,553	63.8184	03/16/2021
Purchase of Common Stock	2,200	63.9000	03/16/2021
Exercise of Forward Contract	76,340	53.7194	03/17/2021
Purchase of Common Stock	1,953	62.5997	03/17/2021
Purchase of Common Stock	2,563	63.1081	03/18/2021
Purchase of Common Stock	2,523	64.5423	03/19/2021

CUSIP No. 28238P109

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	30,800	58.3584	01/29/2021
Purchase of Common Stock	23,100	51.3672	01/29/2021
Purchase of Common Stock	57,618	54.3378	02/04/2021
Purchase of Common Stock	7,832	55.8970	02/04/2021
Purchase of Common Stock	15,400	56.7989	02/05/2021
Purchase of Common Stock	23,100	57.7550	02/05/2021
Sale of Common Stock	(30,800)	52.2476	02/17/2021
Purchase of Forward Contract	30,800	52.3331	02/17/2021
Purchase of Common Stock	23,100	59.9904	02/26/2021
Purchase of Common Stock	10,251	58.1196	03/01/2021
Purchase of Common Stock	2,839	57.4978	03/02/2021
Sale of Common Stock	(15,400)	52.0619	03/08/2021
Purchase of Forward Contract	15,400	52.1381	03/08/2021
Sale of Common Stock	(30,800)	54.4387	03/09/2021
Purchase of Forward Contract	30,800	54.4916	03/09/2021
Sale of Common Stock	(30,800)	54.9704	03/10/2021
Purchase of Forward Contract	30,800	55.0532	03/10/2021
Purchase of Common Stock	15,169	59.4517	03/11/2021
Purchase of Common Stock	14,516	59.2285	03/11/2021
Purchase of Common Stock	7,275	61.0368	03/11/2021
Purchase of Common Stock	15,400	60.0964	03/11/2021
Purchase of Common Stock	15,400	62.3291	03/12/2021
Purchase of Common Stock	2,174	63.8184	03/16/2021
Purchase of Common Stock	3,080	63.9000	03/16/2021
Exercise of Forward Contract	107,800	53.7191	03/17/2021
Purchase of Common Stock	2,735	62.5997	03/17/2021
Purchase of Common Stock	3,588	63.1081	03/18/2021
Purchase of Common Stock	3,533	64.5423	03/19/2021

CUSIP No. 28238P109

ERIN L. RUSSELL

Purchase of Common Stock	0.392	65.1100	03/15/2021
Purchase of Common Stock	767	65.1600	03/15/2021

STEVEN J. SHULMAN

Purchase of Common Stock	9,000	60.1781	02/10/2021
Purchase of Common Stock	7,398	63.1715	03/17/2021